Exhibit 99.1

Press Release For Immediate Release

Company Contact:

William Swain

GraphOn Corporation

1.800.GRAPHON

Bill.Swain@GraphOn.com

GraphOn Corporation Reports Q3 Operating Results

Increased Revenues from GO-Global Product Line

SANTA CRUZ, CA, USA – November 11, 2010 – GraphOn Corporation (OTCBB: GOJO.OB, www.graphon.com, www.facebook.com/graphon), a leading worldwide developer of server-based application publishing and Web-enabling software solutions, today announced financial results for the third quarter of 2010 that included growth in GO-Global product line revenue.

Financial Highlights
Revenue was approximately $1.8 million for the three months ended September 30, 2010, as compared to approximately $1.9 million for the same period of 2009. GO-Global revenue, however, grew by approximately $0.1 million for the three-month period in 2010, as compared to the same period in 2009. Revenue was approximately $5.8 million for the nine months ended September 30, 2010, as compared to approximately $6.6 million for the same period of 2009. The comparable GO-Global revenue grew by approximately $0.6 million for the nine-month period in 2010, as compared to the same period in 2009.

The net loss for the three months ended September 30, 2010 was approximately $0.3 million, as compared to the approximately $0.4 million net loss for the same period of 2009. The net loss for the nine months ended September 30, 2010 was approximately $0.6 million, as compared to the approximately $0.7 million net loss for the same period of 2009. The loss per common share for the three months ended September 30, 2010 and September 30, 2009 was $0.01 per share in both periods. The loss per common share for the nine months ended September 30, 2010 was $0.01 per share, as compared to a loss of $0.02 per share for the same period in 2009.

"We are very pleased with the increased revenue produced by our GO-Global business in both the current quarter and nine-month period as compared to the same periods in 2009,” Robert Dilworth, Chairman and CEO, said. “We experienced an increase of approximately 4% in  quarterly GO-Global revenue over the corresponding quarter in the prior year, and an approximately 14% increase in the nine-month GO-Global revenue over the prior year’s same period. As expected, our intellectual property license revenue was lower in both the current quarter and nine-month period as compared to the previous year.”

“We remain optimistic about the future growth of our GO-Global revenue as a result of the introduction of our GO-Global Windows Host 4.0,” continued Mr. Dilworth. “The recently-announced free GO-Global 4.0 Personal Edition, which provides all of the capability of GO-Global for a single user, is intended to acquaint a wide variety of potential customers with the benefits provided by GO-Global. These two new product introductions are the first of a series of product releases planned for future periods. An enhanced version of GO-Global Windows Host 4.0 is planned for introduction before the end of 2010. Our new GO-Global Portal, which will provide centralized management tools, unique integration capabilities with existing Web-based applications, and a zero-install Flash client, is planned for introduction in the first quarter of 2011.”

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GraphOn Q3 Results

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Mr. Dilworth concluded, “We continue to invest research and development resources in new capabilities for our GO-Global products that are expected to provide an increasingly attractive, easily-used, and cost-effective solution for our customers.”

About GraphOn Corporation
For over a decade, GraphOn Corporation has been an innovator of cost-effective, advanced solutions that help customers access applications from anywhere. GraphOn’s high-performance software provides fast remote access, cross-platform connectivity, and a centralized architecture that delivers a dramatically lower cost of ownership. The company’s solutions run under Microsoft (MSFT) Windows, Linux, and UNIX, including Sun (SUNW) Solaris, IBM AIX, Hewlett-Packard (HPQ) HP-UX, and more. GraphOn is located in Santa Cruz, CA and is traded on the Over the Counter Bulletin Board under the ticker GOJO (OTCBB:GOJO). For more information, please visit the company’s Web site at www.graphon.com or visit them on Facebook at www.facebook.com/graphon.

GRAPHON CORPORATION
Condensed Consolidated Balance Sheets
	September 30,	December 31,
	2010	2009
Assets	(Unaudited)	(Unaudited)
Cash	$2,125,700	$2,852,900
Accounts receivable, net	724,600	839,600
Prepaid expenses	76,200	64,500
Total current assets	2,926,500	3,757,000
Property and equipment, net	88,800	127,100
Patents, net	157,400	511,700
Capitalized software, net	260,900	—
Other assets	8,100	14,800
Total assets	$3,441,700	$4,410,600

Liabilities and stockholders' equity
Accounts payable and accrued liabilities	$704,200	$986,200
Deferred revenue - current	1,839,400	1,862,600
Total current liabilities	2,543,600	2,848,800
Deferred revenue - long term	717,300	836,200
Stockholders' equity	180,800	725,600
Total liabilities and stockholders' equity	$3,441,700	$4,410,600

Condensed Consolidated Statements of Operations
	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Software revenue	$1,546,900	$1,480,900	$4,902,900	$4,311,000
Intellectual property revenue	225,000	450,000	875,000	2,300,000
Total revenue	1,771,900	1,930,900	5,777,900	6,611,000
Cost of revenue	224,400	277,800	699,400	1,267,700
Gross profit	1,547,500	1,653,100	5,078,500	5,343,300

Selling and marketing	528,900	448,900	1,604,000	1,396,100
General and administrative	762,200	1,071,900	2,287,600	2,604,700
Research and development	533,800	585,300	1,807,100	2,097,300
Total operating expenses	1,824,900	2,106,100	5,698,700	6,098,100
Loss from operations	(277,400)	(453,000)	(620,200)	(754,800)
Other income, net	1,100	8,200	2,400	16,000
Loss before income taxes	(276,300)	(444,800)	(617,800)	(738,800)
Income taxes	700	100	2,600	1,600
Net loss	$(277,000)	$(444,900)	$(620,400)	$(740,400)
Loss per common share - basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.02)
Weighted average shares outstanding – basic and diluted	45,981,625	47,184,575	45,971,017	47,160,570

GraphOn Q3 Results

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This press release contains statements that are forward looking as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These statements are based on current expectations that are subject to risks and uncertainties. Actual results will differ due to factors such as shifts in customer demand, product shipment schedules, product mix, competitive products and pricing, technological shifts and other variables. Readers are referred to GraphOn’s most recent periodic and other reports filed with Securities and Exchange Commission.

GraphOn and GO-Global are registered trademarks of GraphOn Corp. All other trademarks belong to their respective owners.

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